SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                          POCKETSPEC TECHNOLOGIES INC.
                           ---------------------------
                            (Name of Subject Company)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                  73035-M-10-7
                       -----------------------------------
                      (CUSIP Number of Class of Securities)


                                Mr. Fred Montano
                      Chairman and Chief Executive Officer
                          5111 Juan Tabo Boulevard N.E.
                          Albuquerque, New Mexico 87111
                         Telephone Number:(505) 856-6043
     ----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:


                              David J. Wagner, Esq.
                         David Wagner & Associates, P.C.
                             8400 East Prentice Ave.
                                 Penthouse Suite
                           Greenwood Village, CO 80111
                                 (303) 793-0304

                          POCKETSPEC TECHNOLOGIES INC.
                          5111 Juan Tabo Boulevard N.E.
                          Albuquerque, New Mexico 87111
                                 (505) 856-6043


             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1


                             Notice of Change in the
                       Majority of the Board of Directors


                                  May 27, 2005


                                  INTRODUCTION

     The information contained in this Information Statement is being furnished to all holders of record of common stock of PocketSpec Technologies Inc. at the close of business on May 24, 2005 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority control of PocketSpec's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about May 27, 2005.

     NO VOTE OR OTHER ACTION BY POCKETSPEC'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

     On May 20, 2005, we completed a reverse acquisition transaction. We acquired Sierra Norte, LLC, a New Mexico limited liability company, which thereby became a wholly-owned subsidiary of ours. Sierra Norte, LLC is a land development company in the Albuquerque, New Mexico area.

     As a result of the acquisition, Sierra Norte, LLC will continue as a wholly-owned subsidiary of ours and the former security holders of Sierra Norte, LLC have acquired a majority of our outstanding shares of common stock, par value $.001 per share. The reverse acquisition was consummated under Colorado law and pursuant to an Agreement and Plan of Reorganization, dated as of May 20, 2005 (the Acquisition Agreement).

     We intend to reincorporate the company to Nevada from Colorado and change the name of the public company to a name more in line with our current operations, upon stockholder approval. In connection with the name change, we will seek a new trading symbol.

     As a result of these transactions, control of PocketSpec passed to the former Sierra Norte members. See "Voting Control and Management." In accordance with PocketSpec's by-laws for filling newly-created board vacancies, Janet Brophy and Cynthia Kettl, existing PocketSpec directors, appointed Fred Montano, the manager and a previous members of Sierra Norte, to serve as an additional director of PocketSpec effective at the closing of the Acquisition Agreement. Philip Robertson and Gregg Wagner resigned as directors effective at the closing of the Acquisition Agreement. On May 20, 2005, following the closing, the three directors additionally proposed Jerry Apadoca, Sebastian Ramirez, Matthew Milonas, and Troy Duran to serve as directors of PocketSpec, to take effect upon compliance by PocketSpec with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Janet Brophy and Cynthia Kettl also resigned as directors following the closing, with their resignations to take effect only upon compliance by PocketSpec with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

     On May 20, 2005, Mr. Fred Montano was named Chairman and Chief Executive Officer The board of directors appointed Mr. Fred Montano as Chairman and Chief Executive and Operating Officer, President and Treasurer, and Ms. Karen Duran, Secretary. At the same time, Janet Brophy resigned as an officer of PocketSpec.

     On May 24, 2005, following the closing of the acquisition, PocketSpec had 137,265,372 outstanding shares of common stock. The common stock is the only class of securities of PocketSpec entitled to vote. Each share of common stock is entitled to one vote. Stockholders of PocketSpec will have the opportunity to vote with respect to the election of directors at the next annual meeting of PocketSpec's stockholders.

VOTING CONTROL AND MANAGEMENT

     The following table sets forth the positions and offices presently held with PocketSpec for each executive officer, present director and proposed director, each person's age as of May 27, 2005, and the number of shares of common stock beneficially owned by each person. The table also includes beneficial holders of at least 5% of PocketSpec's outstanding common stock. Except as otherwise set forth below, the address of each of the persons listed below is c/o PocketSpec Technologies Inc., 5111 Juan Tabo Boulevard N.E. Albuquerque, New Mexico 87111.

                             Shares of Common Stock
                              Beneficially Owned(1)

                                          Positions              Director/
                                          held with              Executive            Number          Percentage
Name                          Age        PocketSpec            Officer Since        of Shares         of Class(2)
---------------------------   ---      ---------------        ---------------    --------------       ----------
EXECUTIVE OFFICERS, PRESENT
DIRECTORS AND PROPOSED
DIRECTORS:

Fred Montano                  53       Chairman and Chief     May 20, 2005       43,000,000(3)          31.3%
                                       Executive Officer
                                       Treasurer, and
                                       Director

Karen Duran                   63       Secretary              May 20, 2005       37,000,000(3)          27.0%

Cynthia Kettl                 57       Chief Financial        September, 1999       775,829              *
                                       Officer, Director

Janet Brophy                  49       Director               May, 2001           8,687,540(4)           4.1%

Jerry Apodaca                 70       Proposed Director     (5)                     -0-                -0-

Sebastian Ramirez             54       Proposed Director     (5)                     -0-                -0-

Matthew Milonas               38       Proposed Director     (5)                     -0-                -0-

Troy Duran                    39       Proposed Director     (5)                     -0-                -0-

All executive officers,       --           --               --                   86,463,369             62.4%
present directors and
proposed directors as a
group (8 persons)

5% STOCKHOLDERS:

New World Development, Inc.   N/A      Stockholder           N/A                 20,000,000             14.6%


     *    Less than 1% of outstanding shares

----------------------------
     (1) Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after May 20, 2005 by the exercise of any warrant, stock option or other right. Unless otherwise noted, shares are owned of record and beneficially by the named person.

     (2) Based upon 137,265,372 shares of common stock outstanding on May 25, 2005.

     (3) Includes 20,000,000 shares of common stock jointly owned by Mr. Montano and Ms. Duran in Real Estate Services, Inc., an entity jointly controlled by Mr. Montano and Ms. Duran.

     (4) Includes 1,404,444 shares owned of record by Ms. Brophy. Includes shares owned of record by B7 Brand, LLC. Asset Realization, Inc., Advanced Gas & Oil Corp, Cape Aloe Corp, are entities formerly under common control of Ms. Brophy. The Krupka-Brophy Profit Sharing Plan is an entity controlled by Ms. Brophy. Includes 15,536 shares owned jointly by Mr. Krupka and Ms. Brophy, but does not include shares owned by the Krupka-Murr Gift and Education Foundation, for which Ms. Brophy disclaim beneficial ownership. Does not include any shares owned by Ms. Brophy's children, for which she disclaims any beneficial ownership.

     (5) The election of Messrs. Apodaca, Ramirez, Milonas, and Duran as directors will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.
----------------------------

     The principal occupations for the past five years (and, in some instances, for prior years) of each of PocketSpec's executive officers, present directors and proposed directors are as follows:

     Fred Montano, Chairman and Chief Executive Officer. Mr. Montano has worked with Sierra Norte since its founding in June, 2003. He became PocketSpec's Chairman and Chief Executive Officer on May 20, 2005. He has been an owner of Falcon Ridge Development, LLC, a private New Mexico real estate development company since 1997. Prior to that time, he did real estate development on behalf of client home builders. He is a licensed New Mexico real estate broker. He attended the University of New Mexico.

     Janet Brophy, Director. Ms. Brophy was our President and CEO from July, 2003 until May 20, 2005. She previously served as Secretary and has been one of our Directors since May 2001. From 1988 to 1998, she was involved in the off site management of apartment buildings in the Denver, Colorado area and other real estate activities. She was a homemaker from 1998 until she joined us in May 2001. She has been involved in real estate oriented businesses since 1978. Ms. Brophy attended Arizona State University.

     Cynthia Kettl, Chief Financial Officer and Director. Ms. Kettl has been our CFO since September 1999. She was our Treasurer until May 20, 2005. She has been involved with Platinum Financial Fund, LLC, a private investment company, since 1998 and was employed by Krupka and Associates, LLC, a private investment company from October 1995 to 1998. Ms. Kettl received a Bachelor's degree in Business Management from Metropolitan State College in 1981, a Bachelor's degree in Accounting from Metropolitan State College in 1998, and an Associates Degree in Business from Community College North Denver in 1977.

     Karen Duran, Secretary. Ms. Duran became our Secretary on May 20, 2005. She has been an owner of Falcon Ridge Development, LLC, a private New Mexico real estate development company since 1997. Prior to that time, she did real estate development on behalf of client home builders. She is a licensed New Mexico real estate broker. She attended the University of New Mexico.

     Jerry Apodaca, Director Nominee. Mr. Apodaca is expected to become a member of the board of directors of PocketSpec on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. He served as New Mexico's 24th governor from 1975 to 1979. Beginning in 1979, he wrote a statewide column, "From the Outside", served as a member of the Board of Regents of the University of New Mexico from 1985-1991, two of those years as president, invested in several businesses, consulted certain corporations on marketing the Hispanic consumer, traveled to many university campuses as a motivational speaker, headed three non-profit organizations, and was involved in the start-up of two national Hispanic publications. He was one of the founders of Vista Magazine, an English language newspaper insert targeted at Hispanics and was the founding publisher of Hispanic Magazine. From 1985-1992, he served as president of the Hispanic Association on Corporate Responsibility, a coalition of national Hispanic organizations, which came together to improve working relations with corporate America. During this time he negotiated and signed seven corporate fair share agreements. In 1990 he founded the Japan-Hispanic Institute and served as president until 1994. The Institute worked to improve relations with Japanese owned companies and the Hispanic community. That same year he founded the National Institute of Former Governors. As its president, he recruited many of the former governors to bring their individual experience, talents and knowledge to work on problems in our country. In 1989, he and his son Jerry founded Apodaca Investment Group, a money management firm with offices in San Francisco. He served as Chairman and CEO until 1997 when he resigned from the company to run for governor. At that time the firm was managing 500 million dollars. He is currently Chairman of the Board of Infinite Dispute Resolution Services, LLC, a mediation firm, President of Jerry Apodaca Consultants, LLC., and a senior level associate with Butch Maki & Associates, Santa Fe, NM.

     Mr. Apodaca serves on the board of Educate New Mexico, a recently established non-profit, which provides scholarships to families that need financial assistance to send their kids to private schools. He also sits on the state board of the Fellowship of Christian Athletes. For the past four years he has devoted his time every week to work as a mentor with grade school kids who need help with their reading.

     He is a graduate of the University of New Mexico. He is past Chairman of the President's Council on Fitness and Sports. In 1977 he was elected Chairman of the Education Commission of the States. In 1978 he was the recipient of the Award for Distinguished Service for Higher Education. He was also awarded Honorary Doctor of Law degrees from Our Lady of the Lake University and Eastern New Mexico University.

     Sebastian Ramirez, Director Nominee. Mr. Ramirez is expected to become a member of the board of directors of PocketSpec on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. From 1999 to the present, he has been President of Sebastian R. Ramirez Advisors, a consulting firm specializing in market research and analysis, market development and strategic planning. From 2004, to present, he has also been a Partner in Cascade Design and Development, a company offering professional architectural, engineering, and planning services to the public and private sectors in New Mexico. From 1993 to 1998, he was President of Rampar Development Corporation, a diversified firm offering full service engineering, land development, and financial and planning services to public and private sector clients in New Mexico.

     Mr. Ramirez is a graduate of the University of New Mexico and has post-graduate work on a Master's degree from the University of New Mexico. From 1996 to 2001, he was on the Board of Trustees of the University of New Mexico Hospital. From 1991 to 1993, he served on the New Mexico Quincentenary Commission. From 1991 to 1992, he served on the Advisory Committee of the New Mexico Border Development Authority.

     Matthew Milonas, Director Nominee. Mr. Milonas is expected to become a member of the board of directors of PocketSpec on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. He has been a special projects manager for MCI from February, 2005 to the present. From September, 2003 to January, 2005, he was a business analyst with GE Access-Quovadx, Inc. From November, 2002 to August, 2003, he was Assistant Controller and Human Resources Manager for International Marble and Granite, Inc. He served as Chief Financial Officer of DSSG, LLC from 2001 to 2002 and as Chief Financial Officer of FSOC. Inc. from 1996 to 1998, both restaurant chains based in Colorado. Additionally he has served as Controller for the Colorado Convention Center from 1991 to 1996, Brass Smith, Inc. from 1998 to 2001, a large manufacturing firm, and for IMG from 2002 to 2003, a large natural stone importer all which are all based in Denver, Colorado. Mr. Milonas additionally has worked for INVESCO Funds as a staff auditor (1992-1994). He was also a Director of Inform World Wide Holdings, Inc., a public company. Mr. Milonas holds a Bachelor of Arts degree from Ft Lewis College, with a minor in psychology from Colorado State University.

     Troy Duran, Director Nominee. Mr. Duran is expected to become a member of the board of directors of PocketSpec on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Troy Duran is a communications and marketing specialist with more than 23 years experience in broadcast advertising. From 2002 to the present, he has owned his own radio production company, which specializes in imaging and voice-over work. Prior to that time, he was the production director for KMOX, news talk radio in St. Louis, Missouri from 2000 to 2002.

MEETINGS OF POCKETSPEC'S BOARD OF DIRECTORS

     PocketSpec's board of directors held no meetings during the year ended January 31, 2005.

COMPENSATION OF DIRECTORS

     We do not pay members of our Board of Directors any fees for attendance or similar remuneration, but reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

COMMITTEES OF POCKETSPEC'S BOARD OF DIRECTORS

     Audit Committee

     Our board of directors has established an audit committee comprised of Ms. Cynthia Kettl and Mrs. Janet Brophy. Ms. Kettl has the requisite education, background or experience to be considered an "audit committee financial expert" as that term is defined by the SEC. Mrs. Brophy and Ms. Kettl are independent of management.

     Compensation Committee

     PocketSpec intends to establish a compensation committee of the board of directors. The compensation committee would review and approve PocketSpec's salary and benefits policies, including compensation of executive officers.

     Nominating Committee

     PocketSpec's board of directors does not have and does not intend to establish a nominating committee, and such functions are to be performed by the full board of directors.

     Code of Ethics

     The Company endeavors to adhere to the requirements as dictated by the SEC and provide assurances to outside investors and interested parties that the Company's officers, directors and principal financial officer adhere to a reasonably responsible code of ethics and as such, we have adopted code of ethics that applies to our executive officers.

INDEBTEDNESS OF MANAGEMENT

     No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to PocketSpec since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

     As of the date of this Information Statement, there is no material proceeding to which any director, officer, affiliate or stockholder of PocketSpec is a party adverse to it.

FAMILY RELATIONSHIPS

     Troy Duran is the son of Karen Duran. Otherwise, there are no family relationships among PocketSpec's directors and officers.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

CASH COMPENSATION

     The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by PocketSpec's and Sierra Norte's chief executive officers and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods. Sierra Norte's management did not receive any compensation in excess of $100,000 during these periods.

                           SUMMARY COMPENSATION TABLE




Name                           Annual Compensation                                 Long Term Compensation
Restricted                 ---------------------------                          ---------------------------
And                              Awards Payouts
Other                                            All             Other
Principal                                      Salary            Annual            Stock            LTIP
Options/                                    Compensation         Bonus          Compensation       Award(s)
Position                       Year            ($)                ($)             ($)
----------                 ----------       ----------        ----------        ----------       ----------
Janet                            2004       $     -0-
Brophy                           2003       $  112,190              --
Chairman (1)                     2002       $   96,300              --
Chairman (1)                     2001       $   14,017              --
                                 2000       $     -0-               --

----------------------------
     (1) Ms. Brophy became an officer and director in 2001. She became our Chairman in 2003. No payment for wages was paid to Ms. Brophy. All wages were accrued for the year ended January 31, 2004. MS. Brophy's employment agreement was terminated during the year ended January 31, 2005.
----------------------------

We have no compensation committee, retirement, pension, sharing, stock option, insurance or other similar programs but plan to establish such programs in the future, although there are no definitive plans to do so at this time.

We do not pay members of our Board of Directors any fees for attendance or similar remuneration, but reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

2003 STOCK COMPENSATION PLAN 1

We have a current registration statement on Form S-8 for our 2003 Stock Compensation Plan I. A total of 1,000,000 shares have been registered under the plan. We have issued a total of 674,826 shares and no options under this plan as of January 31, 2004.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "34 Act") requires Our officers and directors and persons owning more than ten percent of the Outstanding Common Stock, to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Additionally,
Item 405 of Regulation S-B under the 34 Act requires us to identify in its Form 10-KSB and proxy statement those individuals for whom one of the above referenced reports was not filed on a timely basis during the most recent fiscal year or prior fiscal years. Given these requirements, we have the following report to make under this section. None of our officers or directors made timely Form 3 or 4 filings. Mr. Robertson did not make either a Form 3 or Form 4 filing. Ms. Kettl did not make a timely Form 5 filing.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     PocketSpec is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at "www.sec.gov."